UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): July 24, 2022

Zymergen Inc.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-40354	46-2942439
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5980 Horton Street, Suite 105

Emeryville CA 94608

(Address of Principal Executive Offices) (Zip Code)

(415) 801-8073

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.001 par value per share	ZY	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On July 24, 2022, Zymergen Inc., a Delaware public benefit corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Ginkgo Bioworks Holdings, Inc., a Delaware corporation (“Parent”), and Pepper Merger Subsidiary Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Merger Sub”), providing for the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent. Capitalized terms used herein but not otherwise defined have the meaning set forth in the Merger Agreement.

Merger Consideration

At the effective time of the Merger (the “Effective Time”), each share of common stock, par value $0.001 per share, of the Company (“Company Common Shares”) that is issued and outstanding as of immediately prior to the Effective Time (other than certain excluded shares specified in the Merger Agreement) will be automatically cancelled, extinguished and converted into the right to receive 0.9179 of a share of Class A Common Stock, par value $0.0001 per share, of Parent (“Parent Class A Shares,” and such consideration, the “Merger Consideration”) and cash in lieu of any fractional Parent Class A Shares, without interest.

Treatment of Equity Awards

At the Effective Time, each option to purchase Company Common Shares (each, a “Company Option”) with an exercise price per share less than the Merger Consideration Value that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be cancelled and converted into the right to receive a number of Parent Class A Shares equal to the Option Consideration Value with respect such Company Option divided by the Parent Class A Share Price, and each Company Option with an exercise price per share that is equal to or greater than the Merger Consideration Value will be cancelled for no consideration. “Option Consideration Value” means an amount, without interest, equal to the product of (i) the excess of (A) the Merger Consideration Value over (B) the exercise price per share of such Company Option, and (ii) the total number of Company Common Shares issuable upon exercise in full of such Company Option. “Merger Consideration Value” means an amount (rounded down to the nearest whole cent) equal to the product of (x) the Merger Consideration and (y) the Parent Class A Share Price. “Parent Class A Share Price” means the volume-weighted average price of Parent Class A Shares on the New York Stock Exchange (“NYSE”) for the period of five consecutive trading days ending on and including the second full trading day prior to the Effective Time.

At the Effective Time, each vested Company restricted stock unit (each, a “Company RSU”) that is outstanding immediately prior to the Effective Time (including after giving effect to any acceleration of vesting to which such Company RSU is entitled as of immediately prior to the Effective Time) will be cancelled and converted into a right to receive the Merger Consideration. each unvested Company RSU that is outstanding immediately prior to the Effective Time will be cancelled and converted into a Parent restricted stock unit award (“Parent RSU”) with respect to the number of Parent Class A Shares that is equal to the product of (A) the number of Company Common Shares subject to such unvested Company RSU as of immediately prior to the Effective Time and (B) the Merger Consideration, rounded down to the nearest whole share, which such Parent RSU award will be subject to the same vesting terms and conditions applicable to the Company RSU to which it relates as of immediately prior to the Effective Time, including any applicable vesting acceleration provisions in connection with such holder’s termination of employment or service but otherwise will be subject to the terms and conditions of Parent’s 2021 stock incentive award plan.

Conditions to Closing

The parties’ obligation to consummate the Merger is subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, including, among others: (i) the adoption of the Merger Agreement by the holders of a majority of the Company Common Shares outstanding, (ii) the expiration or termination of the waiting periods applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and, if a merger control inquiry is initiated or commenced by a governmental authority outside of the United States, approval in that jurisdiction, (iii) the absence of any law or order restraining, enjoining or otherwise prohibiting the Merger, (iv) Parent’s registration statement on Form S-4 having been declared effective in accordance with the provisions of the Securities Act of 1933, as amended, (v) authorization and approval of the shares of Parent Class A Common Stock for listing on NYSE (or any successor inter-dealer quotation system or stock exchange thereto), (vi) no material adverse effect has occurred on the other party since the signing of the Merger Agreement that is continuing and (vii) certain other customary conditions relating to the other party’s representations and warranties in the Merger Agreement and the performance of its respective obligations.

Parent’s obligation to consummate the Merger is also subject to the satisfaction or waiver of the condition that (i) the Company has not incurred or otherwise become liable for additional costs, expenses or liabilities to the Company or its subsidiaries with respect to its leased real property not contemplated under a specified schedule outlining its real estate plans and (ii) certain specified litigation matters are not reasonably expected to result in future money damages payable by the Company or its subsidiaries (in excess of any applicable insurance deductible and coverage amounts), where, the aggregate of clauses (i) and (ii), exceed $25,000,000.

Representations and Warranties; Covenants

The Company and Parent have made customary representations and warranties in the Merger Agreement and have agreed to certain covenants regarding the operation of the business of the Company and its subsidiaries and the business of Parent and its subsidiaries prior to the Effective Time. The Company will be also subject to customary “no-shop” restrictions on its ability to solicit alternative acquisition proposals from third parties and to provide information to, and participate in discussions and engage in negotiations with, third parties regarding any alternative acquisition proposals, subject to a “fiduciary out” provision that allows the Company, under certain specified circumstances, to provide information to, and participate in discussions and engage in negotiations with, third parties with respect to an alternative acquisition proposal if the Company Board (or a committee thereof) has determined in good faith (after consultation with its outside legal counsel and financial advisors) that (i) such alternative acquisition proposal either constitutes a Superior Proposal or would reasonably be expected to lead to a Superior Proposal and (ii) the failure to take such actions would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable law. The parties have also agreed to use their reasonable best efforts to consummate the Merger.

Termination

The Merger Agreement contains certain termination rights for each of the Company and Parent. The Merger Agreement may be terminated at any time prior to the Effective Time by the mutual written consent of the parties and in certain other circumstances, including among others, if (i) the Merger has not been consummated by January 24, 2023, subject to two extension rights by the parties of three months each (for a total of twelve months from the signing of the Merger Agreement) if all of the closing conditions other than certain conditions related to receipt of regulatory approvals are satisfied or waived (or are capable of being satisfied at such time) and (ii) the other party has breached any of its representations and warranties or failed to perform any of its covenants under the Merger Agreement such that a closing condition is not satisfied (subject to notice and cure and other customary exceptions). Additionally, Parent may terminate the Merger Agreement in certain circumstances where there is a material and adverse development in certain specified litigation matters.

Upon termination of the Merger Agreement in accordance with its terms, under specified circumstances, either party may be required to pay a termination fee to the other party. If the Merger Agreement is validly terminated in connection with certain specified circumstances, including due to the Company accepting a Superior Proposal, willful and material breach of its no-shop obligations, or the Company Board’s withdrawal or change of its recommendation of the Merger to its stockholders, then the Company will be required to pay a termination fee to Parent equal to $10,000,000. Additionally, the Company will be required to pay this termination fee to Parent if the Merger Agreement is terminated in certain circumstances and the Company enters into an agreement or completes an alternative proposal to acquire the Company within twelve months of such termination. Parent will be required to pay a termination fee to the Company equal to $10,000,000 only if the Merger Agreement is validly terminated under specified circumstances upon the failure to satisfy certain conditions related to receipt of regulatory approvals if all other conditions have been satisfied or waived (or are capable of being satisfied at such time).

The above description of the Merger Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The Merger Agreement has been attached as an exhibit to provide investors and stockholders of the Company with information regarding its terms. It is not intended to provide any other factual information about the Company, Parent or Merger Sub. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of the Merger Agreement and as of specified dates, were solely for the benefit of the parties to the Merger Agreement and may be subject to limitations agreed upon by the contracting parties. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors and stockholders of the Company accordingly should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, Parent, Merger Sub or any of their respective subsidiaries or affiliates. In addition, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules that the Company exchanged with Parent and Merger Sub and Parent and Merger Sub exchanged with the Company in connection with the execution of the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the parties to the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the proxy statement/prospectus that the Company and Parent will be filing in connection with the Merger, as well as in the Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents that the Company has filed or may file with the Securities and Exchange Commission (the “SEC”).

Voting Agreements

In connection with the Merger Agreement, each of SVF Excalibur (Cayman) Limited, Data Collective II, L.P. and certain of its affiliates, and True Ventures IV, L.P. and certain of its affiliates (collectively, the “Signing Stockholders”) entered into a voting agreement with Parent with respect to the Company Common Shares beneficially owned now or in the future by such Signing Stockholder (collectively, the “Voting Agreements”).

The Signing Stockholders beneficially own, in the aggregate, approximately 40% of the outstanding shares of Company Common Stock as of July 24, 2022, and have separately agreed, pursuant to their respective Voting Agreements, among other things, to vote all Company Common Stock beneficially owned and entitled to vote in favor of approval of the Merger Agreement and the Merger and the other transactions contemplated by the Merger Agreement. Each Voting Agreement will terminate upon the earliest of (i) the Closing; (ii) the date on which the Merger Agreement is terminated in accordance with its terms; (iii) the outside date under the Merger Agreement; (iv) the making of certain changes to the terms of the Merger without the prior written consent of the applicable Signing Stockholder; and (v) with respect to any Signing Stockholder, the mutual written consent of Parent and such Signing Stockholder.

The foregoing description of the Voting Agreements is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreements, copies of which are attached hereto as Exhibit 99.2 with respect to the Voting Agreement entered into by SVF Excalibur (Cayman) Limited, Exhibit 99.3 with respect to the Voting Agreement entered into by Data Collective II, L.P. and certain of its affiliates, and Exhibit 99.4 with respect to the Voting Agreement entered into by True Ventures IV, L.P. and certain of its affiliates and are incorporated herein by reference.

Item 2.05	Costs Associated with Exit or Disposal Activities.

On July 25, 2022, the Company also announced a reduction in force as part of its efforts to continue to execute on its previously announced strategic plan, including managing costs and conserving cash resources. The initial phase of this reduction in force is expected to result in the termination of approximately 80 employees. The Company currently estimates that it will incur severance costs of approximately $4.0 million related to the initial phase of this reduction in force, as well as stock-based compensation and employee restructuring costs, the amount of which has not yet been estimated. The Company also announced that, together with its partner Sumitomo Chemical Co. Ltd. (“Sumitomo”), it has determined to pause work on its Z-1 program. The Company’s collaboration agreement with Sumitomo remains in effect and the Company is exploring opportunities for the biomolecules created under the collaboration and other potential opportunities.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On July 24, 2022, the Compensation Committee of the Company Board approved the payment of annual bonuses to each Company employee who is eligible to participate in the Company’s annual bonus program for the fiscal year ended December 31, 2022, including each executive officer other than the Company’s Acting Chief Executive Officer, at target levels and otherwise in accordance with the Company’s standard practices after the fiscal year end. In the event that the Effective Time occurs prior to the end of the Company’s current fiscal year, such bonuses will be paid at target levels, pro-rated for the portion of the year elapsed prior to the Effective Time. The target bonus percentage for each of the Company’s named executive officers (other than the Company’s Acting Chief Executive Officer) is 50% of such officer’s base salary.

Item 8.01	Other Events.

On July 25, 2022, the Company and Parent issued a joint press release announcing the entry into the Merger Agreement. A copy of the joint press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Additional Information and Where to Find It

In connection with the Merger, Parent intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of the Company and that also constitutes a prospectus of Parent. Each of the Company and Parent may also file other relevant documents with the SEC regarding the Merger.  This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that the Company or Parent may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of the Company.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about the Company, Parent and the Merger, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at https://investors.zymergen.com or by contacting the Company’s Investor Relations department by email at investors@zymergen.com.  Copies of the documents filed with the SEC by Parent will be available free of charge on Parent’s website at https://investors.ginkgobioworks.com or by contacting Parent’s Investor Relations department by email at investors@ginkgobioworks.com.

Participants in the Solicitation

The Company, Parent, their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in connection with the Merger.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Company’s stockholders in connection with the Merger, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of the Company, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Company’s proxy statement for its 2022 annual meeting of shareholders, which was filed with the SEC on April 20, 2022, and the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 30, 2022.  Information about the directors and executive officers of Parent, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Parent’s proxy statement for its 2022 annual meeting of shareholders, which was filed with the SEC on April 26, 2022, and Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 29, 2022.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Merger when such materials become available.  Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from the Company or Parent using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology.  These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond the Company’s and Parent’s control.  Statements in this communication regarding the Company, Parent and the combined company that are forward-looking, including projections as to the anticipated benefits of the Merger, the impact of the Merger on the Company’s and Parent’s businesses and future financial and operating results, the amount and timing of synergies from the Merger, and the aggregate amount of indebtedness of the combined company following the closing of the Merger are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond the Company’s and Parent’s control. These factors include, among other things, general economic and business conditions; changes in global, political, economic, business, competitive, market and regulatory forces; judicial decisions; changes in tax laws, regulations, rates and policies; future business acquisitions or disposals; litigation and the ability of the combined company to protect its intellectual property rights; and the timing and occurrence (or non-occurrence) of other events or circumstances that may be beyond the Company’s and Parent’s control.  Additional information concerning these risks, uncertainties and assumptions can be found in the Company’s and Parent’s respective filings with the SEC, including the risk factors discussed in the Company’s most recent Annual Report on Form 10-K, as updated by its Quarterly Reports on Form 10-Q, in Parent’s most recent Annual Report on Form 10-K, as updated by its Quarterly Reports on Form 10-Q and in each company’s future filings with the SEC.  Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to, the risks that:  a condition to the closing the proposed acquisition may not be satisfied; a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Parent is unable to achieve the synergies and value creation contemplated by the proposed acquisition; Parent is unable to promptly and effectively integrate the Company’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the transaction makes it more difficult to maintain business, contractual and operational relationships; legal proceedings are instituted against the Company, Parent or the combined company; the Company, Parent or the combined company is unable to retain key personnel; and the announcement or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of the Company or Parent or on the Company’s or Parent’s operating results.  No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of the Company or Parent.  Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the Merger and/or the Company or Parent, Parent’s ability to successfully complete the Merger and/or realize the expected benefits from the Merger.  You are cautioned not to rely on the Company’s and Parent’s forward-looking statements.  These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements.  Neither the Company nor Parent assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

Item 9.01.	Financial Statements and Exhibits.

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of July 24, 2022, by and among Ginkgo Bioworks Holdings, Inc., a Delaware corporation, Pepper Merger Subsidiary Inc., a Delaware corporation and indirect wholly owned subsidiary of Ginkgo Bioworks Holdings, Inc., and Zymergen Inc., a Delaware public benefit corporation.*

99.1	Joint Press Release, dated as of July 25, 2022.

99.2	Voting Agreement, dated as of July 24, 2022, entered into by SVF Excalibur (Cayman) Limited.

99.3	Voting Agreement, dated as of July 24, 2022, entered into by Data Collective II, L.P. and certain of its affiliates.

99.4	Voting Agreement, dated as of July 24, 2022, entered into by True Ventures IV, L.P. and certain of its affiliates.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish supplementally to the Securities and Exchange Commission a copy of any omitted schedule upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Zymergen Inc.

Date: July 25, 2022	By:	/s/ Enakshi Singh
Name: Enakshi Singh
Title: Chief Financial Officer